UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.    )*

Under the Securities Exchange Act of 1934

Fathom Digital Manufacturing Corporation

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Titles of Class of Securities)

31189Y 103

(CUSIP Number)

December 23, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31189Y 103	Schedule 13G

1	NAME OF REPORTING PERSON Siguler Guff Advisers, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 16,541,865 (1)(2)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 16,541,865 (1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,541,865 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.2% (3)
12	TYPE OF REPORTING PERSON OO, IA

(1)

This statement is filed by Siguler Guff Advisers, LLC (“SGA”). SGA is a registered investment adviser to Siguler Guff Small Buyout Opportunities Fund III, LP (“SBOF III”), Siguler Guff Small Buyout Opportunities Fund III (F), LP (“SBOF III (F)”), Siguler Guff Small Buyout Opportunities Fund III (C), LP (“SBOF III (C)”), Siguler Guff Small Buyout Opportunities III (UK), LP (“SBOF III (UK)”), Siguler Guff HP Opportunities Fund II, LP (“SG HP”) and Siguler Guff Americas Opportunities Fund, LP (“SG Americas”, and together with SBOF III, SBOF III (F), SBOF III (C), SBOF III (UK) and SG HP, the “SG Funds”) that directly hold the securities of the Issuer to which this statement relates for the benefit of their respective investors, and in such capacity SGA has voting and dispositive power over such securities. SGA is 100% owned by Siguler Guff & Company, LP. The general partner of Siguler Guff & Company, LP is Siguler Guff Holdings GP, LLC. Each of Siguler Guff SBOF III GP, LLC (“SBOF III GP”), Siguler Guff SBOF III (UK) GP, LLP (“SBOF III (UK) GP”), Siguler Guff HP II GP, LLC (“SG HP GP”), and Siguler Guff Americas GP, LLC (“SG Americas GP” and together with SBOF III GP, SBOF III (UK) GP and SG HP GP, the “SG Fund GPs”), which are the general partners of the applicable SG Funds, is controlled by its sole member, Siguler Guff Capital, LP, which is majority controlled by Andrew Guff and George Siguler. Consequently, Siguler Guff Capital, LP, Andrew Guff and George Siguler may be deemed the beneficial owners of the shares held by the Funds. George W. Siguler, Andrew J. Guff, Donald P. Spencer and Kenneth J. Burns are the owners of Siguler Guff Holdings GP, LLC and the executive officers of SGA.

(2)

This number excludes 1,396,764 shares of Class A common stock of the Issuer, par value $0.0001 per share (“Class A Common Stock”) owned by the Reporting Person that are subject to forfeiture (the “Earnout Shares”). The Earnout Shares will vest in three equal tranches, with each tranche vesting at each of the following share price thresholds: $12.00, $15.00 and $20.00. The achievement of the price threshold will be determined based on a volume-weighted average price (“VWAP”) of the Class A Common Stock for 20 trading days within any 30 trading day period or a change of control transaction of the Issuer that implies the same per share value as the applicable price threshold. The earnout period will be five years from the date of the closing of the Business Combination (as defined herein) or December 23, 2026. If such vesting requirements are not achieved during the five-year earnout period, the Earnout Shares will be forfeited.

(3)

The calculation is based on 135,080,627 shares of common stock issued and outstanding as of December 23, 2021 as reported in the Issuer’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on December 30, 2021.

END OF COVER PAGES

Item 1(a). Name of Issuer:

Fathom Digital Manufacturing Corporation

Item 1(b). Address of Issuer’s Principal Executive Offices:

1050 Walnut Ridge Drive

Hartland, WI 53029

Item 2(a). Name of Person Filing:

This statement is filed by Siguler Guff Advisers, LLC (“SGA” or the “Reporting Person”). SGA is a registered investment adviser to certain affiliated funds (the “Funds”) that directly hold the securities of the Issuer to which this statement relates for the benefit of their respective investors, and in such capacity SGA has voting and dispositive power over such securities. SGA is 100% owned by Siguler Guff & Company, LP. The general partner of Siguler Guff & Company, LP is Siguler Guff Holdings GP, LLC.”). Each GP of the Funds is controlled by its sole member, Siguler Guff Capital, LP, which is majority controlled by Andrew Guff and George Siguler. Consequently, Siguler Guff Capital, LP, Andrew Guff and George Siguler may be deemed the beneficial owners of the shares held by the Funds. George W. Siguler, Andrew J. Guff, Donald P. Spencer and Kenneth J. Burns are the owners of Siguler Guff Holdings GP, LLC and the executive officers of SGA.

Item 2(b). Address of Principal Business Office or, if none, Residence:

c/o Siguler Guff & Company, LP

200 Park Avenue, 23rd Floor

New York, NY 10166

Item 2(c). Citizenship:

SGA is a Delaware limited liability company.

Item 2(d). Titles of Classes of Securities:

Class A Common Stock, par value $0.0001 per share.

Item 2(e). CUSIP Number:

31189Y 103

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________ .

Item 4. Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

By signing below the undersigned certifies that, to the best of the undersigned’s knowledge and belief, the securities reported herein were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2022

SIGULER GUFF ADVISERS, LLC

By:	/s/ Joshua Posner
Name:	Joshua Posner
Title:	Authorized Signatory